PERSPECTIVE ADVISORY II SM (09/17)

INDIVIDUAL VARIABLE AND FIXED ANNUITY APPLICATION (VA790NY)

Jackson National Life Insurance Company of New York®

JACKSON® NATIONAL LIFE INSURANCE COMPANY OF NEW YORK



Home Office: Purchase, NY 10577
www.jackson.com

First Class Mail: P.O. Box 30314
Lansing, MI 48909-7814

Overnight Mail: 1 Corporate Way
Lansing, MI 48951

Customer Care: 800-599-5651
Bank or Financial Institution Customer Care: 888-464-7779
Fax: 888-576-8383
Hours: 8:00 a.m. to 8:00 p.m. ET
Email: customercare@jackson.com

Linking/BIN/Brokerage Acct. Number (if applicable) ______

Jackson of NY® pre-assigned Contract Number (if applicable) ______

Primary Owner

- **PLEASE PRINT CLEARLY**
- Please see the Good Order Checklist for additional requirements.

Type of Ownership:

☐ Individual/Joint ☐ Custodian ☐ Trust ☐ Corporation/Pension Plan ☐ Government Entity

For entity owned, tax qualified contracts (except for Trust owned), the entity owner's W-9 or substitute W-9 should be on file prior to taking a distribution. If not, the distribution may require mandatory Foreign Withholding.

Social Security Number ______ or Tax ID Number ______ Phone Number (include area code) ______

U.S. Citizen ☐ Yes ☐ No

Country of Residence ______

Sex ☐ Male ☐ Female

Date of Birth (mm/dd/yyyy) ______

Email Address (print clearly) ______

First Name ______ Middle Name ______ Last Name ______

Non-Natural Owner/Entity Name (if applicable) ______

Physical Address Line 1 (No P.O. Boxes) ______ Physical Address Line 2 ______

Physical Address City ______ State ______ ZIP ______

Mailing Address Line 1 ______ Mailing Address Line 2 ______

Mailing Address City ______ State ______ ZIP ______



Joint Owner

- In the case of Joint Owners, all correspondence and required documentation will be sent to the address of the Primary Owner.

Social Security Number

Date of Birth (mm/dd/yyyy)

Email Address (print clearly)

U.S. Citizen ☐ Yes ☐ No

Country of Residence

Sex ☐ Male ☐ Female

First Name

Middle Name

Last Name

Relationship to Owner

Phone Number (include area code)

Physical Address Line 1 (No P.O. Boxes)

Physical Address Line 2

Physical Address City

State   ZIP

Primary Annuitant

- Complete this section if different than Primary Owner. If Primary Annuitant section is left blank, the Annuitant will default to the Primary Owner.

Social Security Number

Date of Birth (mm/dd/yyyy)

Phone Number (include area code)

U.S. Citizen ☐ Yes ☐ No

Country of Residence

Sex ☐ Male ☐ Female

First Name

Middle Name

Last Name

Physical Address Line 1 (No P.O. Boxes)

Physical Address Line 2

Physical Address City

State   ZIP

Joint/Contingent Annuitant

- Complete this section if different than Joint Owner. If Joint Annuitant section is left blank, the Joint Annuitant will default to the Joint Owner.

- Contingent Annuitant **must** be Annuitant's spouse. Available only on a Qualified plan custodial account when electing a Joint GMWB.

Social Security Number

☐ No Joint Annuitant

☐ Contingent Annuitant

Date of Birth (mm/dd/yyyy)

U.S. Citizen ☐ Yes ☐ No

Country of Residence

Sex ☐ Male ☐ Female

First Name

Middle Name

Last Name

Relationship to Primary Annuitant

Phone Number (include area code)

Physical Address Line 1 (No P.O. Boxes)

Physical Address Line 2

Physical Address City

State   ZIP



Beneficiary(ies)

It is required for Good Order that the Death Benefit Percentage be **whole numbers** and **must** total 100% for each beneficiary type.
If Percentage of Death Benefit is left blank, all beneficiaries will receive equal shares.

- Please use form N3041 for additional beneficiaries.

☐ Primary | Sex ☐ Male ☐ Female | Percentage of Death Benefit ____ %

Social Security Number | Date of Birth (mm/dd/yyyy) | Relationship to Owner

First Name | Middle Name | Last Name

Non-Natural Owner/Entity Name (if applicable) | Phone Number (include area code)

Physical Address Line 1 (No P.O. Boxes) | Physical Address Line 2

Physical Address City | State | ZIP

☐ Primary ☐ Contingent | Sex ☐ Male ☐ Female | Percentage of Death Benefit ____ %

Social Security Number | Date of Birth (mm/dd/yyyy) | Relationship to Owner

First Name | Middle Name | Last Name

Non-Natural Owner/Entity Name (if applicable) | Phone Number (include area code)

Physical Address Line 1 (No P.O. Boxes) | Physical Address Line 2

Physical Address City | State | ZIP

☐ Primary ☐ Contingent | Sex ☐ Male ☐ Female | Percentage of Death Benefit ____ %

Social Security Number | Date of Birth (mm/dd/yyyy) | Relationship to Owner

First Name | Middle Name | Last Name

Non-Natural Owner/Entity Name (if applicable) | Phone Number (include area code)

Physical Address Line 1 (No P.O. Boxes) | Physical Address Line 2

Physical Address City | State | ZIP



Annuity Type

☐ Non-Tax Qualified   ☐ IRA - Traditional*   ☐ Roth IRA*   ☐ SEP   ☐ 403(b) TSA

☐ Stretch IRA   ☐ Non-Qualified Stretch   ☐ Roth Conversion   Other: [_____]

*Tax Contribution Year(s) and Amounts:

Year: [_____] $ [_____]   Year: [_____] $ [_____]

Premium Payment

External Transfers: The Request for Transfer or Exchange of Assets form (N3783) must be submitted if Jackson of NY is to request the release of funds.

Select method of payment and note approximate amount:

Check Attached $ [_____]   Check In Transit $ [_____]   Wire $ [_____]

Anticipated total amount from internal transfer(s) $ [_____]

Anticipated total amount from external transfer(s) **to be requested by Jackson of NY** $ [_____]

Anticipated total amount from external transfer(s) **to be requested by Producer/Representative or Owner (Jackson of NY will NOT request funds)** $ [_____]

- For more than two account transfers, please provide account information on the Letter of Instruction form (N4250) and submit with application.

If Jackson of NY is NOT requesting funds, please provide the following information:

Company releasing funds	Account number	Maturity date	Transfer type	Anticipated transfer amount
[_____]	[_____]	[_____]	☐ Full ☐ Partial	$ [_____]
[_____]	[_____]	[_____]	☐ Full ☐ Partial	$ [_____]

Statement Regarding Replacement of Existing Policies or Annuity Contracts

It is required for Good Order that this entire section be completed.

Do you intend to replace an existing life insurance policy or annuity contract?   ☐ **No**   ☐ **Yes**

Jackson of NY pre-assigned Contract number: [_____]

Please complete all necessary forms as required by New York Regulation 60.

- If replacing, please provide the Jackson National Life Insurance Company of New York (Jackson of NY) pre-assigned Contract number.

Annuitization/Income Date

Specify Income Date (mm/dd/yyyy)

[_____]

If an Annuitization/Income Date is not specified, the Company will default to the Latest Income Date as shown in the Contract.



Systematic Investment (periodic premium reallocation programs)

Please read the Important Information related to Systematic Investments in the Notice to Applicant section on page 10.

Automatic Rebalancing. The 3-, 5- and 7-Year Fixed Account Options are not available for Automatic Rebalancing.

I elect Automatic Rebalancing of the Investment Divisions according to the allocations in the Premium Allocation section using the frequency and start date below. If both frequency and start date are left blank, Automatic Rebalancing will not be established.

Frequency: ☐ Monthly ☐ Quarterly ☐ Semiannually ☐ Annually

Start Date (mm/dd/yyyy): [＿＿＿＿＿＿＿＿] **OR** ☐ Immediately after issue.

Note: If no start date is selected, the program will begin one month/quarter/half-year/year (depending on the frequency you select) from the date Jackson of NY applies the initial Premium payment. If no frequency is selected, the frequency will be annual. If the start date indicated is on day 29, 30, or 31 of a month, but the frequency at which the transfer will occur does not always include this date, Jackson of NY will default the start date and all subsequent transfer dates to the 28th.

DCA (Dollar Cost Averaging)

☐ This request is to establish the Dollar Cost Averaging option.

If DCA is selected, the Systematic Investment Form (NV5675) must be attached and completed for "Good Order."

- Only the Investment Division(s) and the 1-Year Fixed Account Option (subject to availability) as selected in the Premium Allocation section can participate in Automatic Rebalancing.

- Other Systematic Investment Options may be available. Please see Systematic Investment form (NV5675).

Premium Allocation

❗ Tell us how you want your annuity Premiums invested. Whole percentages only. **TOTAL ALLOCATION MUST EQUAL 100%.**

❗ **Total number of allocation selections may not exceed 99.**

% Traditional Investments		% Traditional Investments		% Traditional Investments	
Equity Investments		**Equity Investments** (cont. from previous column)		**Equity Investments** (cont. from previous column)	
	JNL® Multi-Manager Mid Cap (663)		JNL/Franklin Templeton Mutual Shares (064)		JNL/PPM America Small Cap Value (294)
	JNL Multi-Manager Small Cap Growth (116)		JNL/Invesco Mid Cap Value (132)		JNL/PPM America Value Equity (106)
	JNL Multi-Manager Small Cap Value (208)		JNL/Invesco Small Cap Growth (195)		JNL/T. Rowe Price Established Growth (111)
	JNL/American Funds® Balanced (150)		JNL/JPMorgan MidCap Growth (101)		JNL/T. Rowe Price Mid-Cap Growth (112)
	JNL/American Funds Blue Chip Income and Growth (339)		JNL/Mellon Capital Dow℠ Index (145)		JNL/T. Rowe Price Value (149)
	JNL/American Funds Global Small Capitalization (341)		JNL/Mellon Capital MSCI KLD 400 Social Index (667)		JNL/WMC Balanced (104)
	JNL/American Funds Growth-Income (342)		JNL/Mellon Capital Nasdaq® 100 (222)		JNL/WMC Value (179)
	JNL/BlackRock Large Cap Select Growth (102)		JNL/Mellon Capital S&P® 400 MidCap Index (124)		
	JNL/DFA U.S. Core Equity (115)		JNL/Mellon Capital S&P 500® Index (123)		
	JNL/Franklin Templeton Founding Strategy (062)		JNL/Mellon Capital Small Cap Index (128)		
	JNL/Franklin Templeton Global (069)		JNL/MFS Mid Cap Value (207)		
	JNL/Franklin Templeton Income (075)		JNL/Oppenheimer Global Growth (173)		
			JNL/PPM America Mid Cap Value (293)		

PREMIUM ALLOCATIONS CONTINUED ON PAGES 6 AND 7.



Premium Allocation (continued from page 5)

! Total number of allocation selections may not exceed 99.

! Tell us how you want your annuity Premiums invested. Whole percentages only. **TOTAL ALLOCATION MUST EQUAL 100%.**

%	Traditional Investments
	International
	JNL/American Funds International (343)
	JNL/American Funds New World (344)
	JNL/Causeway International Value Select (126)
	JNL/Franklin Templeton International Small Cap Growth (250)
	JNL/Invesco China-India (273)
	JNL/Invesco International Growth (113)
	JNL/Mellon Capital Emerging Markets Index (349)
	JNL/Mellon Capital International Index (129)

%	Traditional Investments
	Sector
	JNL/Mellon Capital Consumer Brands Sector (185)
	JNL/Mellon Capital Financial Sector (189)
	JNL/Mellon Capital Healthcare Sector (188)
	JNL/Mellon Capital Oil & Gas Sector (190)
	JNL/Mellon Capital Technology Sector (187)

%	Traditional Investments
	Specialty
	JNL/DoubleLine® Shiller Enhanced CAPE® (659)
	JNL/Mellon Capital 10 x 10 (243)
	JNL/Mellon Capital European 30 (299)
	JNL/Mellon Capital Global 30 (183)
	JNL/Mellon Capital Index 5 (242)
	JNL/Mellon Capital JNL 5 (224)
	JNL/Mellon Capital Pacific Rim 30 (298)
	JNL/Mellon Capital S&P SMid 60 (248)
	JNL/S&P 4 (292)
	JNL/S&P Competitive Advantage (274)
	JNL/S&P Dividend Income & Growth (278)
	JNL/S&P Intrinsic Value (279)
	JNL/S&P Total Yield (280)
	JNL/S&P Mid 3 (363)

%	Traditional Investments
	Fixed Income
	JNL/American Funds Global Bond (340)
	JNL/Crescent High Income (660)
	JNL/DoubleLine Total Return (636)
	JNL/Franklin Templeton Global Multisector Bond (348)
	JNL/Goldman Sachs Core Plus Bond (110)
	JNL/JPMorgan U.S. Government & Quality Bond (109)
	JNL/Mellon Capital Bond Index (133)
	JNL/Neuberger Berman Strategic Income (361)
	JNL/PIMCO Credit Income (604)
	JNL/PIMCO Real Return (078)
	JNL/PIMCO Total Return Bond (127)
	JNL/PPM America Floating Rate Income (346)
	JNL/PPM America High Yield Bond (136)
	JNL/PPM America Total Return (662)
	JNL/T. Rowe Price Short-Term Bond (076)
	JNL/WMC Government Money Market (107)

PREMIUM ALLOCATIONS CONTINUED ON PAGE 7.



Premium Allocation (continued from pages 5 and 6)

! Tell us how you want your annuity Premiums invested. Whole percentages only. **TOTAL ALLOCATION MUST EQUAL 100%.**

! **Total number of allocation selections may not exceed 99.**

%	Alternative Investments
	JNL/AQR Large Cap Relaxed Constraint Equity (068)
	JNL/BlackRock Natural Resources (066)
	JNL/Brookfield Global Infrastructure and MLP (347)
	JNL/Invesco Global Real Estate (206)

%	Tactically Managed Strategies
	JNL/BlackRock Global Allocation (345)
	JNL/FPA + DoubleLine Flexible Allocation (305)
	JNL/T. Rowe Price Capital Appreciation (637)

%	Asset Allocation
	JNL Disciplined Moderate (070)
	JNL Disciplined Moderate Growth (071)
	JNL Disciplined Growth (072)
	JNL Institutional Alt 20 (301)
	JNL Institutional Alt 35 (302)
	JNL Institutional Alt 50 (303)
	JNL/American Funds Balanced Allocation (357)
	JNL/American Funds Growth Allocation (358)
	JNL/DFA Moderate Allocation (665)
	JNL/DFA Growth Allocation (664)
	JNL/S&P Managed Conservative (227)
	JNL/S&P Managed Moderate (226)
	JNL/S&P Managed Moderate Growth (117)
	JNL/S&P Managed Growth (118)
	JNL/S&P Managed Aggressive Growth (119)

%	Fixed Account Options
	1-Year (041)
	3-Year (043)
	5-Year (045)
	7-Year (047)

NOTE: The Contract permits Jackson of NY to restrict the amount of Premium payments into, and the amount and frequency of transfers between, into and from, any Fixed Account Option; to close any Fixed Account Option; and to require transfers from a Fixed Account Option. Accordingly, you should consider whether investment in a Fixed Account Option is suitable given your investment objectives.



Optional Guaranteed Minimum Withdrawal Benefits

May select only **one** For Life GMWB or GMWB.

- Once selected optional benefits cannot be changed.

- **Optional GMWBs: Additional charges will apply. Please see the prospectus for details.**

- Election Age limitations apply based on the age of the Owner(s) or Covered Lives.

LifeGuard Freedom Flex ® 1
For Life GMWB with Annual Step-Up (Ages 35-80)

❗ **Must** select both a Bonus and Income Stream Option for Good Order.

Bonus%: AND **Income Stream℠ Option (GAWA%)** [2]:

- [ ] 5%
- [ ] 6%
- [ ] 7%

- [ ] Income Stream Max
- [ ] Income Stream Plus
- [ ] Income Stream Value

LifeGuard Freedom Flex DB NY [1,6]
For Life GMWB with 6% Bonus, Annual Step-Up, and Highest Anniversary Value Death Benefit (Ages 35-72)

Income Stream Option (GAWA%) [2]: (**Must** select one)

- [ ] Income Stream Max
- [ ] Income Stream Plus
- [ ] Income Stream Value

LifeGuard Freedom Flex w/ Joint Option [1,3,4,5]
Joint For Life GMWB with Annual Step-Up (Ages 35-80)

❗ **Must** select both a Bonus and Income Stream Option for Good Order.

Bonus%: AND **Income Stream Option (GAWA%)** [2]:

- [ ] 5%
- [ ] 6%

- [ ] Income Stream Plus
- [ ] Income Stream Value

LifeGuard Freedom Net ® 1
For Life GMWB with 6% Bonus, Annual Step-Up, and Earnings-Sensitive Withdrawal Amount (Ages 35-80)

Income Stream Option (GAWA%) [2]: (**Must** select one)

- [ ] Income Stream Max
- [ ] Income Stream Plus
- [ ] Income Stream Value

[ ] MarketGuard Stretch ® 7
GMWB (Ages 0-80)

Original Owner's Date of Death (mm/dd/yyyy)

[_____]

LifeGuard Freedom Net w/ Joint Option [1,3,4,5]
Joint For Life GMWB with 6% Bonus, Annual Step-Up, and Earnings-Sensitive Withdrawal Amount (Ages 35-80)

Income Stream Option (GAWA%) [2]: (**Must** select one)

- [ ] Income Stream Plus
- [ ] Income Stream Value

[1] May not be selected on beneficiary Stretches or Non-Qualified Stretches.
[2] Availability of the Income Stream Options (Guaranteed Annual Withdrawal Amount percentage (GAWA%) table options) are subject to change. Please consult your representative for availability. Varying charges apply.
[3] For Non-Qualified plans, spousal joint ownership required unless non-natural owner, then spousal joint annuitants required. Please ensure the Joint Owner section on page 2 (including the "Relationship to Owner" box) is properly completed.
[4] For Qualified plans, excluding custodial accounts, 100% primary spousal Beneficiary designation is required. Please ensure the Primary Beneficiary section on page 3 (including the "Relationship to Owner" box) is properly completed.
[5] For Qualified plan custodial accounts, Annuitant's spouse must be designated as Contingent Annuitant.
[6] May not be selected in combination with an Optional Guaranteed Minimum Death Benefit on page 9.
[7] May only be selected on beneficiary Stretches and Non-Qualified Stretches. May not be selected in combination with an Optional Guaranteed Minimum Death Benefit on page 9.

If electing a Guaranteed Minimum Withdrawal Benefit, please read the disclosures in the Notice to Applicant section on page 11.



Optional Guaranteed Minimum Death Benefits

- If no Optional GMDB is selected your beneficiary(ies) will receive the standard death benefit. Please see the prospectus for details.

May select only **one** GMDB.

☐ **Return of Premium Guaranteed Minimum Death Benefit** [1] (Ages 0-80)

☐ **Highest Anniversary Value Guaranteed Minimum Death Benefit** [1] (Ages 0-79)

- Once selected optional benefits cannot be changed.

[1] May not be selected on beneficiary Stretches, Non-Qualified Stretches or in combination with LifeGuard Freedom Flex DB NY or MarketGuard Stretch on page 8.

- **Optional GMDBs: Additional charges will apply. Please see the prospectus for details.**

- Election Age limitations apply based on the age of the Owner(s) or Covered Lives.

Telephone/Electronic Transfer Authorization

- **If no election is made, Jackson of NY will default to "No."**

By checking "Yes," I (we) authorize Jackson of NY to accept instructions to initiate or discontinue Systematic Investment options (Rebalancing, Dollar Cost Averaging, Earnings Sweep) or transfer contract values between investment options via telephone, internet, or other electronic medium from me, or in the case of Joint Owners, from any Joint Owner, or from my (our) Producer/Representative, subject to Jackson of NY's administrative procedures.

- This authorization is not extended to Authorized Callers.

Do you consent to Telephone/Electronic Transfer Authorization? ☐ **Yes** ☐ **No**

I (We) release Jackson of NY, its affiliates, subsidiaries, and agents from all damages related in any way to its acting upon any unauthorized telephone/electronic instruction. I (We) understand and agree that Jackson of NY reserves the right to terminate or modify these telephone/electronic privileges at any time, without cause and without notice to me (us).



Authorized Caller

- This authorization is not extended to Telephone/ Electronic Transfer Authorization.

If you want to authorize an individual other than your Producer/Representative to receive Contract information via telephone, please list that individual's information here.

First Name	Middle Name	Last Name

Social Security Number	Date of Birth (mm/dd/yyyy)

Electronic Delivery Authorization

- If no election is made, Jackson of NY will default to "No."

- **Selection of "ALL DOCUMENTS" excludes quarterly statements.**

- Please provide one email address and print clearly.

- If you authorize Electronic Delivery but do not provide an email address or the address is illegible, Electronic Delivery will not be initiated.

Do you consent to Electronic Delivery of documents? ☐ **Yes** ☐ **No**   GO GREEN. IT'S ONLY NATURAL.

Check the box(es) next to the types of documents you wish to receive electronically. If Electronic Delivery is authorized, but no document type is selected, the selection will default to "All Documents."

☐ **ALL DOCUMENTS**   ☐ Prospectuses and prospectus supplements   ☐ Annual and Semiannual reports

☐ Transaction confirmations   ☐ Other Contract-related correspondence

My email address is: _____

I (We) will notify the company of any new email address.

This consent will continue until revoked and will cover delivery to you in the form of an email or by notice to you of a document's availability on Jackson of NY's website. For jointly owned contracts, all Joint Owners are consenting to electronic delivery and use of the single email address above. Please contact the appropriate Jackson of NY Service Center or go to www.jackson.com to update your email address, revoke your consent to electronic delivery or request paper copies. Certain types of correspondence may continue to be delivered by the United States Postal Service for compliance reasons. Registration on Jackson of NY's website (www.jackson.com) is required for electronic delivery of Contract-related correspondence.

The computer hardware and software requirements that are necessary to receive, process and retain electronic communications that are subject to this consent are as follows: To view and download material electronically, you must have a computer with internet access, an active email account and Adobe Acrobat Reader. If you don't already have Adobe Acrobat Reader, you can download it free from www.adobe.com.

There is no charge for electronic delivery of electronic communications, although you may incur the costs of internet access and of such computer and related hardware and software as may be necessary for you to receive, process and retain electronic documents and communications from Jackson of NY. Please make certain you have given Jackson of NY a current email address. Also let Jackson of NY know if that email address changes. We may need to notify you of a document's availability through email. You may request paper copies, whether or not you consent or revoke your consent for electronic delivery, at any time and for no charge. Even if you have given us consent, we are not required to make electronic delivery and we have the right to deliver any documents or communications in paper form.

Notice to Applicant

This application will be attached to and made part of the Contract.

Important Information related to Systematic Investments:
Systematic Investing does not ensure a profit or protect against loss in a declining market. Principal value and investment return of the Investment Divisions will fluctuate with changes in market conditions. When redeemed, unit values may be more or less than the original purchase price. Please see the prospectus for additional information related to Systematic Investment options.



Notice to Applicant (continued from page 10)

Please note the following applies to all Guaranteed Minimum Withdrawal Benefits elected on page 8.

- A Guaranteed Minimum Withdrawal Benefit (GMWB) may not be appropriate for Owners whose primary objective is to take maximum advantage of the tax deferral available to them under an annuity Contract. These endorsements may also have limited usefulness in connection with tax-qualified contracts in relation to Required Minimum Distributions (RMDs) imposed by the IRS. Some withdrawals necessary to satisfy RMDs may prematurely deteriorate the benefits provided by a GMWB. When purchasing a tax-qualified contract, special consideration should be given to whether or not the purchase of a GMWB is appropriate for the Owner's situation, including consideration of RMDs. Please consult a tax advisor.

- If you make subsequent Premium payments, we will allocate them in the same way as your Contract's first Premium payment unless you tell us otherwise. Please refer to the current prospectus for complete information regarding your elected GMWB, including how additional Premium payments increase your Guaranteed Withdrawal Balance (GWB), as each GMWB works differently.

- Subject to the benefit terms, conditions, and limitations, the elected GMWB guarantees that a certain amount may be withdrawn annually, regardless of market performance and even if the Contract Value is zero, until the GMWB is terminated. **Excess withdrawals may result in a significant reduction in your Guaranteed Annual Withdrawal Amount (GAWA) and GWB.**

- You may not be able to change the Owner, Joint Owner, Annuitants, or primary spousal Beneficiary, depending on which GMWB you have selected.

- Jackson of NY reserves the right to increase the GMWB charge in the future. Please refer to the current prospectus for complete information regarding future GMWB charge increases.

Client Acknowledgments

1. I (We) hereby represent to the best of my (our) knowledge and belief that each of the statements and answers contained in this application are true, complete and correctly recorded.

2. I (We) certify that the Social Security or Taxpayer Identification number(s) shown above is (are) correct.

3. I (We) certify that the date of birth of the Owner and any Joint Owner, primary spousal Beneficiary, Annuitant, Joint Annuitant, or Contingent Annuitant, if applicable, stated in this application is (are) true and correctly recorded.

4. **I (We) understand that annuity benefits, death benefit values, and withdrawal values, if any, when based on the investment experience of an Investment Division in the separate account of Jackson of NY, are variable and may be increased or decreased, and the dollar amounts are not guaranteed.**

5. I (We) have been given a current prospectus for this variable annuity and for each available Investment Division.

6. To the best of my (our) knowledge and belief the Contract I (we) have applied for is suitable for my (our) insurance and investment objectives, financial situation and needs.

7. I understand the restrictions imposed by 403(b)(11) of the Internal Revenue Code. I understand the investment alternatives available under my employer's 403(b) plan, to which I may elect to transfer my contract value.

8. I (We) understand that the Contract's Fixed Account Minimum Interest Rate will be re-determined each Redetermination Date. The re-determined rate, which may be higher or lower than the Initial Fixed Account Minimum Interest Rate, will apply for that entire Redetermination Period.

9. **I (We) understand that allocations to the Fixed Account Options, with certain exceptions, are subject to a Market Value Adjustment if withdrawn or transferred prior to the end of the applicable period, which may reduce amounts withdrawn or transferred.**

10. I (We) understand that Jackson of NY issues other annuities with similar features, benefits, limitations and charges. I (We) have discussed the alternatives with my (our) financial representative.

11. I (We) understand that Jackson of NY may restrict the availability of one or more of the Fixed Account Options and may not accept additional Premium allocations and transfers into the Fixed Account at any time on a nondiscriminatory basis if the yield on investment would not support the minimum interest rate guaranteed under the Fixed Account(s).



Client Signatures

! It is required for Good Order that all applicable parties to the Contract sign here.

Owner's Signature | Date Signed (mm/dd/yyyy) | State where signed

Owner's Title (required if owned by an Entity)

Joint Owner's Signature | Date Signed (mm/dd/yyyy)

Annuitant's Signature (if other than Owner) | Date Signed (mm/dd/yyyy) | State where signed

Joint Annuitant's Signature (if other than Joint Owner) | Date Signed (mm/dd/yyyy)

Producer/Representative Acknowledgments

By signing this form, I certify that:

1. I am authorized and qualified to discuss the Contract herein applied for.
2. I have fully explained the Contract to the client, including Contract benefits, restrictions and charges and I believe this transaction is suitable given the client's financial situation and needs.
3. The applicant's statement as to whether or not an existing life insurance policy or annuity contract is being replaced is true and accurate to the best of my knowledge and belief.
4. I have complied with requirements for disclosures and/or replacements as necessary.

Producer/Representative # 1 Signature | **Date Signed (mm/dd/yyyy)** | **Jackson of NY Prod./Rep. No.**

First Name | Middle Name | Last Name

Email Address (print clearly) | Business Phone Number (include area code) | Extension

If more than one Producer/Representative is participating on this case, please provide the additional Producer/Representative names and Jackson of NY Producer/Representative numbers for each.

Producer/Representative Name # 2 | Jackson of NY Producer/Representative Number

Producer/Representative Name # 3 | Jackson of NY Producer/Representative Number

Producer/Representative Name # 4 | Jackson of NY Producer/Representative Number

Not FDIC/NCUA Insured • Not Bank/CU guaranteed • May lose value
Not a deposit • Not insured by any federal agency